Exhibit 99(a)(7)












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                                  INFORTE CORP.

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                               FIRST SUPPLEMENT TO
                                OFFER TO EXCHANGE
                                  STOCK OPTIONS
                          FOR CASH OR RESTRICTED STOCK

               --------------------------------------------------



                                February 24, 2005

         This First Supplement dated February 24, 2005, amends and supplements the Inforte Corp. Offer to Exchange Options for Cash or Restricted Stock, dated February 9, 2005 (the "Offer to Exchange"), by amending and supplementing the disclosures in:

                1. Section 10 of the Offer to Exchange, entitled "Conditions of the Offer;"

                2. Section 14 of the Offer to Exchange, entitled "Extension of Offer; Termination and Amendment;"

                3. Section 15 of the Offer to Exchange, entitled "Accounting Treatment of the Transaction;" and

                4. Section 16 of the Offer to Exchange, entitled "Financial Statements."

         You should read this First Supplement together with the Offer to Exchange.

Conditions of the Offer
-----------------------

         In order to clarify the circumstances upon which Inforte would suffer an impairment of the contemplated benefits of the Offer and therefore would have the right to terminate the Offer, the third bullet in Section 10 of the Offer to Exchange, entitled "Conditions of the Offer," is amended to read as follows in its entirety:

         "any other event or events occur that have resulted or is likely to result, in our reasonable judgment, in a material impairment of the contemplated compensatory or accounting treatment benefits of the Offer to us, as described more fully in the second paragraph of Section 4 of this Offer to Exchange."

         In order to clarify the circumstances upon which Inforte may desire to waive an Offer condition in part, the final paragraph in Section 10 of the Offer to Exchange, entitled "Conditions of the Offer," is amended to read in its entirety as follows:

         "The conditions of this Offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our sole discretion. For example, a regulatory, administrative, or judicial ruling could impair the contemplated benefits of the Offer with respect to the Options, and thereby allow Inforte to withdraw the Offer. However, Inforte may deem it advisable to withdraw the Offer only with respect to one or more Categories of Options, but not all Categories. In that case, Inforte would waive the condition with respect to the Category (or Categories) of Options for which Inforte wishes to proceed with the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 10 will be final and binding upon all persons."


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

Extension of Offer; Termination and Amendment
---------------------------------------------

         In order to clarify that Inforte will not postpone acceptance of the Offer if the conditions set forth in Section 10 of the Offer to Exchange have not occurred, the second paragraph contained in Section 14, entitled "Extension of Offer; Termination and Amendment" is deleted in its entirety.

Accounting Treatment of the Transaction
---------------------------------------

         In order to clarify the accounting effects of the Offer, Section 15 of the Offer to Exchange, entitled "Accounting Treatment of the Transaction" is amended to read as follows in its entirety:

         "Under Financial Accounting Standards Board (FASB)'s new requirement, public companies must begin expensing stock options based on their grant date "fair value" beginning July 1, 2005. Under these new accounting rules, Inforte would have to begin expensing options grants that were made prior to the July 1, 2005 date but which vest after this date. Therefore, even if Inforte does not grant any options after July 1, 2005 it will still be taking a significant expense on July 1, 2005 and over the subsequent periods, unless the options have already vested or been cancelled. With the new rules a company may report significant stock option-related compensation expense as calculated on the grant date "fair value" even if the current date "fair value" of the stock options is very minimal. We plan to convert all eligible outstanding Options to cash or restricted stock, or, if Options are not exchanged, accelerate the vesting of unvested Options to significantly reduce Inforte's exposure to this stock option-related non-cash compensation expense. We plan to complete these Option conversion actions via our Offer to Exchange prior to July 1, 2005, the same date we intend to adopt the new accounting rules.

The Offer has the following potential impact on our net income:

o If each eligible employee with Category A and Category B Options on February 1, 2005 elects to cancel their Options and receive cash, the maximum total cash compensation expense for this action that we would recognize in the first quarter of 2005 would be approximately $810,000. This amount is the maximum amount of cash that would be paid to holders of Category A and B Options if they chose the cash exchange alternative.

o If each eligible employee with Category C Options on February 1, 2005 elects to cancel their Options and receive restricted stock, the maximum total non-cash compensation expense for this action that we would recognize would be approximately $2.4 million which would be expensed ratably over a four-year period. This amount is the value of the restricted stock that would be granted to holders of Category C Options if they chose the restricted stock exchange alternative. This amount would be expensed over four years because the stock vests over a four-year period.

o The approximate number of additional shares that will be granted as restricted stock if all holders of Category C Options take the restricted stock exchange is 370,000; this represents approximately 3.3% of the current share count.


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

o There were approximately 50,000 dilutive Options as of the end of the final quarter of the year. If holders of Category A and C Options decline the exchange and their options are accelerated and they do not exercise them, this would add approximately 14,000 to the dilutive Options count, assuming the market price is unchanged by the impact of the cash distribution.

o If employees choose not to cancel their unvested Options, all Options will fully vest as of the first business day following the Offer expiration date. The acceleration will result in non-cash compensation expense equivalent to the option in-the-money value for the Options accelerated.

o All Options subject to this Offer will be subject to variable accounting treatment from the date of the Offer until the Offer is accepted. Those Options for which the cash or restricted stock offer is declined will continue to be subject to variable accounting treatment thereafter until those Options are exercised or cancelled. The amount of this expense cannot be estimated at this time as it depends on the following factors: the strike price of the Options not exchanged, individuals' exercising behaviors, any terminations which would cause Options to be cancelled and Inforte's future stock price over time.

o If employees choose not to exercise vested Options with a strike price less than $9.00 prior to the special one-time cash distribution record date, these employees will receive common stock to compensate for the estimated loss in option value due to the one-time distribution. (Please note that these Options are not part of this Offer.) The total estimated maximum expense for this action is $400,000; this will be a non-cash compensation expense in the first quarter of 2005, assuming no extension of the Offer. The approximate number of shares for this action if none of the vested Options below $9.00 are exercised is 60,000; this represents approximately 0.5% of the current share count."

Selected Financial Data
-----------------------

         The following tables supplement the information contained in Section 16 of the Offer to Exchange, entitled "Financial Statements" and sets forth our selected consolidated financial data on a historical basis for the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004 and 2003. This information should be read in conjunction with our consolidated financial statements (including the related notes thereto) and management's discussion and analysis of financial conditions and results of operations, each contained in our annual reports on Form 10-K for the years ended December 31, 2003 and 2002, and our quarter report on Form 10-Q for the quarterly period ending September 30, 2004. This selected consolidated financial data, in our opinion, reflects all adjustments necessary to present fairly the data for such periods.



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

INFORTE CORP.
GAAP BASIS
CONSOLIDATED INCOME STATEMENT
UNAUDITED

IN THOUSANDS                                                               Year Ended                  Nine Months Ended
                                                                       2002          2003            Sep-03         Sep-04

 Revenues:
   Revenue before reimbursements (net revenue)                    $   40,355    $    32,655       $   24,094     $   34,160
   Reimbursements                                                      5,697          4,742            3,404          4,886
                                                                -------------  -------------    -------------  -------------
 Total revenues                                                       46,052         37,397           27,498         38,046
 Operating expenses:
   Project personnel and related expenses                             19,934         17,263           12,424         19,842
   Reimbursed expenses                                                 5,697          4,742            3,404          4,886
   Sales and marketing                                                 6,053          4,644            3,702          3,757
   Recruiting, retention, and training                                 1,221            743              476          1,104
   Management and administrative                                      12,883          9,437            7,057          9,037
------------------------------------------------------------    -------------  -------------    -------------  -------------
 Total operating expenses                                             45,788         36,829           27,063         38,626
------------------------------------------------------------    -------------  -------------    -------------  -------------
 Operating income (loss)                                                 264            568              435            420
 Interest income (expense), net and other                              2,124          1,380            1,084            772
------------------------------------------------------------    -------------  -------------    -------------  -------------
 Income (loss) before income taxes                                     2,388          1,948            1,519          1,192
 Income tax expense (benefit)                                            672            201              167            476
------------------------------------------------------------    -------------  -------------    -------------  -------------
 Net income (loss)                                                $    1,716    $     1,747       $    1,352     $      716
============================================================    =============  =============    =============  =============
Basic earnings per share
============================================================    =============  =============    =============  =============
 Net income (loss) per share                                      $     0.15    $      0.16       $     0.12     $     0.06
                                                                =============  =============    =============  =============
Weighted average common shares outstanding                            11,315         10,898           10,881         11,025
============================================================    =============  =============    =============  =============
Weighted average common shares outstanding-diluted                    11,647         11,018           10,993         11,297
============================================================    =============  =============    =============  =============

Expenses as a percentage of net revenue
 Project personnel and related expenses                                49.4%          52.9%            51.6%          58.1%
 Sales and marketing                                                   15.0%          14.2%            15.4%          11.0%
 Recruiting, retention, and training                                    3.0%           2.3%             2.0%           3.2%
 Management and administrative                                         31.9%          28.9%            29.3%          26.5%
 Income tax rate                                                       28.1%          10.3%            11.0%          40.0%

Margins as a percentage of net revenue
Gross income                                                           50.6%          47.1%            48.4%          41.9%
Operating income                                                        0.7%           1.7%             1.8%           1.2%
Pretax income                                                           5.9%           6.0%             6.3%           3.5%
Net income                                                              4.3%           5.3%             5.6%           2.1%

Year-over-year change
Revenue                                                                 -15%           -19%                             42%
Gross income                                                             -5%           -25%                             23%
Operating income                                                        115%           115%                             -3%
Pretax income                                                            42%           -18%                            -21%
Net income                                                               45%             2%                            -47%
Diluted EPS                                                              67%             7%                            -50%

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

INFORTE CORP.
CONSOLIDATED BALANCE SHEET
UNAUDITED

IN THOUSANDS
Assets                                                                Dec-02         Dec-03           Sep-03         Sep-04
 Current assets:
 Cash and cash equivalents                                        $   19,186    $    24,071           22,114         18,889
 Short-term marketable securities                                     31,340         25,471           27,866         25,457
 Accounts receivable                                                   5,100          4,811            5,094          7,469
 Allowance for doubtful accounts                                        (600)          (500)            (525)          (500)
 Prepaid expenses and other current assets                             1,099            692            1,009            985
 Income taxes recoverable                                                  -              -                -            501
 Interest receivable on investment securities                            497            372              469            389
 Deferred income taxes                                                 1,224            664              953            622
                                                                -------------  -------------    -------------  -------------
 Total current assets                                                 57,846         55,581           56,980         53,812

 Computers, purchased software, and property                           2,857          2,084            2,091          3,113
 Less accumulated depreciation and amortization                        1,779          1,370            1,334          1,907
 Computers, purchased software and property, net                       1,078            714              757          1,206

 Long-term marketable securities                                      16,819         18,187           17,237         14,136
 Goodwill and intangible assets                                            -              -                -         11,775
 Deferred income taxes                                                   328            326              350            295

                                                                -------------  -------------    -------------  -------------
 Total assets                                                     $   76,071    $    74,808           75,324         81,224
                                                                =============  =============    =============  =============

 Liabilities and stockholders' equity
 Current liabilities:
 Note payable - Former stockholder
 Line of credit
 Accounts payable                                                        240            573              887            995
 Income taxes payable                                                    291            299              357              -
 Accrued expenses                                                      5,195          3,558            3,312          2,738
 Accrued loss on disposal of leased property                           1,126            558              681            346
 Deferred acquisition payment                                              -              -                -          3,150
 Deferred revenue                                                      4,487          2,617            3,539          2,209
                                                                -------------  -------------    -------------  -------------
 Total current liabilities                                            11,339          7,605            8,776          9,438

 Non-current liabilities:
 Notes payable - former stockholder
 Deferred acquisition payment                                              -              -                -          3,150

 Stockholders' equity:
 Common stock, $0.001; authorized - 50,000,000 shares;
   issued and outstand11g - 11,107,413 as of Dec. 31, 1104                11             11               11             11
 Additional paid-in capital                                           79,192         79,791           79,658         80,384
 Cost of common stock in treasury (2,720,823 shares as of
   Dec. 31, 20                                                       (24,997)       (24,997)         (24,997)       (24,997)
 Stock-based compensation                                                  -              -                -            180
 Retained earnings                                                    10,277         12,026           11,629         12,742
 Accumulated other comprehensive income                                  249            372              247            316
 Note receivable from stockholders                                         -              -                -              -
                                                                -------------  -------------    -------------  -------------
   Total stockholders' equity                                         64,732         67,203           66,548         68,636
                                                                -------------  -------------    -------------  -------------
   Total liabilities and stockholders' equity                     $   76,071    $    74,808           75,324         81,224
                                                                =============  =============    =============  =============

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

INFORTE CORP.
CONSOLIDATED STATEMENT OF CASH FLOW

UNAUDITED                                                                   Year Ended                  Nine Months Ended
                                                                       2002           2003           Sep-03          Sep-04
Cash flows from operating activities
Net income (loss)                                                 $    1,716    $     1,747      $     1,352      $     716
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
Depreciation and amortization                                          1,457          1,385            1,024          1,216
Non-cash compensation                                                      -            (75)             (75)             -
Stock-based Compensation                                                   -              -                -            180
Deferred income taxes                                                    531            561              249             74
Changes in operating assets and liabilities:
Accounts receivable                                                      889            189              (69)          (464)
Prepaid expenses and other current assets                                414            586              168           (237)
Accounts payable                                                        (160)           333              647           (607)
Income taxes                                                             447             98               66         (1,142)
Accrued expenses and other current assets                                797         (2,204)          (2,328)        (1,823)
Deferred revenue                                                      (3,678)        (1,870)            (948)          (556)
                                                                -------------  -------------    -------------  -------------
Net cash (used in) provided by operating activities                    2,413            751               86         (2,643)

Cash flows from investing activities
Acquisition of Compendit, net of cash                                      -              -                -         (5,677)
(Purchases of) Proceeds from marketable securities                     6,185          3,646            2,484          3,315
Purchases of property and equipment                                     (243)          (429)            (301)          (841)
                                                                -------------  -------------    -------------  -------------
Net cash (used in) provided by investing activities                    5,942          3,217            2,183         (3,203)

Cash flows from financing activities
Proceeds from issuance of common stock                                     -              -                -              -
Stock option and purchase plans                                          952            584              541            593
Purchase of common stock                                             (10,496)             -                -              -
                                                                -------------  -------------    -------------  -------------
Net cash provided (used in) by financing activities                   (9,544)           584              541            593
                                                                -------------  -------------    -------------  -------------
Effect of change in exchange rates on cash                               167            333              118             71
Net increase in cash and cash equivalents                             (1,022)         4,885            2,928         (5,182)
Cash and cash equivalents, beginning of period                        20,208         19,186           19,186         24,071
                                                                -------------  -------------    -------------  -------------
Cash and cash equivalents, end of period                          $   19,186    $    24,071      $    22,114      $  18,889
                                                                =============  =============    =============  =============



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